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February 24, 2023

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Attn: Victor Rivera Melendez and David Link

Re:	Inception Growth Acquisition Ltd Preliminary Proxy Statement on Schedule 14A Filed February 17, 2023 File No. 001-41134

Dear SEC Officers:

On behalf of our client, Inception Growth Acquisition Limited (the “Company”), we submit to the staff of the Division of Corporation Finance of the Commission (the “Staff”) this letter setting forth the Company’s response to the comment issued in a letter dated February 23, 2023 (the “Staff’s Comment”) with respect to the above-referenced Preliminary Proxy Statement on Schedule 14A filed on February 17, 2023 (the “Preliminary Proxy Statement”). In response to the Staff’s Comment, the Company has filed Amendment No. 1 to the Preliminary Proxy Statement (the “Amendment”) and amended pages 2 and 3 of the Amendment in response to the Staff’s Comment.

Please do not hesitate to contact Lawrence Venick at (310) 728-5129 of Loeb & Loeb LLP with any questions or comments regarding this letter.

Sincerely,

/s/ Loeb & Loeb LLP
Loeb & Loeb LLP

cc: Cheuk Hang Chow